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                          January 12, 2022

       Martin Garmendia
       Chief Financial Officer
       AerSale Corp
       255 Alhambra Circle, Suite 435
       Coral Gables, Florida 33134

                                                        Re: AerSale Corp
                                                            Registration
Statement on Form S-3
                                                            Filed January 5,
2022
                                                            File No. 333-262009

       Dear Mr. Garmendia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Shane Segarra, Esq.